As filed with the Securities and Exchange Commission on September 7, 2005
                                            Registration No. 333-________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM F-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


--------------------------------------------------------------------------------

                       TTI TEAM TELECOM INTERNATIONAL LTD.
             (Exact name of Registrant as specified in its charter)


--------------------------------------------------------------------------------


             Israel                                Not Applicable
   (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)               Identification No.)

                       TTI Team Telecom International Ltd.
                              7 Martin Gehl Street
                    Kiryat Aryeh, Petach Tikva 49512, Israel
                                 +972-3-926-9700
   (Address and Telephone Number of Registrant's principal executive offices)


--------------------------------------------------------------------------------

                      TTI Team Telecom International, Inc.
              600 Harbor Boulevard, Unit 1205, Weehawken, NJ 07087
                               Tel: (201) 863-1400
            (Name, address and telephone number of agent for service)


--------------------------------------------------------------------------------

                                   Copies to:


               Mark S. Selinger, Esq.         Ashok J. Chandrasekhar, Adv.
               McDermott Will & Emery LLP       Goldfarb, Levy, Eran & Co.
               50 Rockefeller Plaza          2 Weizmann Street
               New York, New York 10020        Tel Aviv 64239, Israel
               Tel: (212) 547-5438          Tel: +972-3-608-9999
               Fax: (212) 547-5444          Fax: +972-3-608-9909


--------------------------------------------------------------------------------

      Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|


      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------


                                                          Proposed Maximum    Proposed Maximum
       Title of Each Class of           Amount to be       Offering Price        Aggregate           Amount of
     Securities to be Registered         Registered         Per Share(1)       Offering Price    Registration Fee
--------------------------------------------------------------------------------------------------------------------


Ordinary Shares, par value NIS 0.50        4,408,123        $2.89               $12,739,475         $1,499.44
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

TOTAL                                     4,408,123         $2.89               $12,739,475         $1,499.44
------------------------------------------------------------------------------------------------------------------------------------


(1) Determined solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low closing prices of the Registrant's ordinary shares as reported on the Nasdaq National Market on September 2, 2005. Because the ordinary shares may be offered from time to time by the selling shareholders described herein, the Registrant does not know the actual price or prices at which the ordinary shares may be offered.


--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

PROSPECTUS
                                      Filed Pursuant to Rule 424(b)(3)
                                      File No: 333-_______




                       TTI TEAM TELECOM INTERNATIONAL LTD.

                            4,408,123 Ordinary Shares


--------------------------------------------------------------------------------

      This prospectus covers 4,408,123 of our ordinary shares which the selling shareholders identified in this prospectus under "Selling Shareholders" may offer and sell from time to time.

      Our ordinary shares are quoted on the Nasdaq National Market under the symbol "TTIL". The last reported sale price of our ordinary shares on the Nasdaq National Market on September 2, 2005 was $2.86 per share.

        Investing in our ordinary shares involves a high degree of risk. See "Risk Factors" beginning on page 4 of this prospectus to read about factors you should consider before purchasing our ordinary shares.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


--------------------------------------------------------------------------------

                           The date of this prospectus is __________, 2005

                                TABLE OF CONTENTS


                                                                Page
Item
--------------------------------------------------------------------------------

ABOUT THIS PROSPECTUS                                                5

PROSPECTUS SUMMARY                                                   5

RISK FACTORS                                                         6

FORWARD-LOOKING STATEMENTS                                          19

OFFER STATISTICS AND EXPECTED TIMETABLE                             19

CAPITALIZATION AND INDEBTEDNESS                                     19

REASONS FOR THE OFFER AND USE OF PROCEEDS                           20

PRICE HISTORY OF OUR ORDINARY SHARES                                20

SELLING SHAREHOLDERS                                                21

PLAN OF DISTRIBUTION                                                23

EXPENSES ASSOCIATED WITH THE REGISTRATION                           24

VALIDITY OF SECURITIES                                              24

EXPERTS                                                             25

MATERIAL CHANGES                                                    25

ENFORCEABILITY OF CIVIL LIABILITIES                                 25

WHERE YOU CAN FIND MORE INFORMATION                                 26

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                     26

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC.

      Unless the context otherwise requires, all references in this prospectus to "TTI," "we," "our," "our company, "us" and the "Company" refer to TTI Team Telecom International Ltd. and its consolidated subsidiaries.

      All references in this prospectus to "ordinary shares" refer to our ordinary shares, par value 0.50 NIS per share.
      All references in this prospectus to "dollars" or "$" are to United States dollars.
      All references in this prospectus to "shekels" or "NIS" are to New Israeli Shekels.
                               PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the related notes, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

TTI Team Telecom International Ltd.

      We are a leading global provider of network management systems, or NMS, operations support system, or OSS, and business support system, or BSS, solutions for the communications industry. Our software solutions enable communications service providers to maximize and leverage their investments in network infrastructure and to automate, simplify and manage the complex process of delivering multiple communications services over diverse networks. Our Netrac suite of products supports multi-vendor voice and data architectures over wireline, wireless and optical networks, allowing our customers to streamline operations and efficiently and rapidly roll out new services. We are currently developing our next-generation operations support system, or NGOSS, family of products under our proven Netrac platform to address next-generation architectures and managed Internet Protocol, or IP, services. Certain modules from our NGOSS family of products are currently being commercially deployed by one of our tier 1 communications service provider customers.

      We have a significant installed base of solutions with more than 60 customers, including some of the world's largest communications service providers, commonly referred to as tier 1 and tier 2 operators. We have established working relationships with a number of leading network and communications equipment providers which allow us to provide end-to-end integrated solutions as well as stand-alone modules to meet our customers' needs. Our Netrac suite of products is based on proven technology, which, when combined with our professional service offerings, including customization, implementation and integration expertise and post-sales customer support, make us an attractive turn-key solution provider. Our software products are designed to work with a wide range of network equipment manufacturers and varied technologies increasing the potential market for our systems.

      TTI Team Telecom International Ltd. was incorporated under the laws of the State of Israel in February 1990. Our principal executive offices are located at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512 Israel, and our telephone number is +972-3-926-9700. We have subsidiaries in the following locations:
Israel, U.S.A., France (in liquidation), Germany (in liquidation), UK, The Netherlands, Australia, British Virgin Islands, Hong Kong, India, Costa Rica and Malta.

      We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., after having operated as a division of Team Computers since 1988. Team Computers is a publicly traded company in Israel. We became a publicly traded company on the Nasdaq National Market, traded under the symbol "TTIL", upon our initial public offering in December 1996.

The Offering


Ordinary Shares Offered                            4,408,123 shares

Nasdaq National Market Symbol                      "TTIL"

Use of Proceeds                                    We will not receive any
                                                   proceeds from the sale of the
                                                   ordinary shares offered
                                                   hereby.

Ordinary Shares Outstanding                        13,330,211.

                                  RISK FACTORS

      You should carefully consider the risks described below before making an investment decision regarding our ordinary shares. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business and Our Industry

If the general deterioration of the global economy and the slow-down of expenditures by communications service providers resume, our results of operations may be materially adversely affected.

      Our business is dependent on current and anticipated market demand for our products. The general deterioration of the global economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by communications service providers beginning towards the end of 2000. Many new and small communications service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. Many companies, including our current and potential customers, have postponed or decreased further capital investment or have indicated to us that they intend to do so. Due to the past volatility of the market, it is difficult to predict the conditions of our market going forward. A continued decline in capital expenditures would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results. Recently, published studies indicate that future capital expenditure will increase from its current low level that might result in an increased demand for operations support systems, or OSS, and business support systems, or BSS, solutions. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our results of operations. If this trend reverses and the slow-down in capital expenditures resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

Our customers are concentrated in the public carrier communications industry and accordingly, trends in this industry could have a material adverse effect on our results of operations.

      Our customers are concentrated in the public carrier communications market. Because of this concentration, we are especially susceptible to the recent downturn and changes in the communications industry. The communications service provider industry is currently undergoing a period of consolidation due to the difficult market conditions. Consolidations of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

      The trends toward privatization and deregulation in the communications industry during the past decade have contributed to the overall growth in spending for telecommunications equipment during that period. Our business, financial condition and results of operations will be harmed if these trends reverse or slow down materially.

We depend on a small number of customers for a large portion of our revenues and the loss of any one major customer would significantly decrease our revenues.

      A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented 48% of our total revenues in 2002, 40% of our total revenues in 2003,43% of our total revenues in 2004 and 50% of our total revenues in the first six months of 2005. Because of our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

Our profitability has been, and may continue to be, volatile, which could adversely affect the price of our ordinary shares.

      We reported net losses of $10.9 million in 2002, $30.1 million in 2003, $29.5 million in 2004 and $7.2 million in the first six months of 2005. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our share price. In addition, our operating results may be adversely affected by timing of sales of our products or a shift in our mix of products and services.

We may need additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

      In January 2005, we closed a private placement transaction, which is described elsewhere in this prospectus, in which we raised approximately $14.6 million. Although we currently believe that we have sufficient capital to finance our operations for the next twelve months, we may choose to raise additional capital. We have recently incurred operating losses that resulted in negative cash flow from operations and may do so in the future. If our cash flows are less than expected, we may need to raise additional funds to respond to unforeseen technological or marketing hurdles, satisfy unforeseen liabilities, or take advantage of unanticipated opportunities. We may not be able to obtain funds at the time or times needed on terms acceptable to us, or at all. If we are unable to obtain adequate funds on acceptable terms, we may not be able to take advantage of market opportunities, develop new products, or otherwise respond to competitive pressures.

Our future operating results depend significantly on the continued market acceptance of our Netrac suite of products, and if these products do not continue to achieve or maintain market acceptance, we may have reduced revenues.

      Revenues from licensing, servicing and supporting our Netrac suite of products account for a substantial majority of our total revenues. Our future operating results will depend significantly on the continued market acceptance of our Netrac suite of products, and improvements to these products. Our products may not achieve or maintain market acceptance. If they lose acceptance, we may have reduced revenues. This makes it difficult to rely on future revenues from these products.

Our products generally have long sales cycles and implementation periods over which we may not have control.

      Prospective users of our products generally must make a significant commitment of resources. Sales cycles of our products are often lengthy, generally ranging from six to 24 months. Our sales process is often subject to delays caused by lengthy approval processes that usually accompany significant expenditures. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for six to 24 months. The implementation process is also subject to delay. We cannot control these delays and cannot control the timing of our sales revenue.

Our future success depends on our ability to keep pace with technological changes and emerging industry standards.
      The market for our products is characterized by:

      o    rapidly changing technologies;

      o    evolving industry standards;

      o    changing regulatory environments;

      o    frequent new product introductions;

      o    rapid changes in communications service providers' requirements; and

      o    emergence of new types of networks.

      In addition, the introduction of new technologies and new industry standards and practices can render our existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate and we could lose market acceptance and have reduced related revenues. Accordingly, our financial performance and growth is dependent on our ability to, among other things:

      o    enhance our existing products;

      o develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards, including next-generation and third-generation networks;

      o    address the increasingly sophisticated needs of our customers;

      o    incorporate new technologies and new infrastructures; and

      o develop new interfaces between our products and complimentary products.

      We may not be successful at these tasks. We may also experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and features. In addition, our new products and features may not meet the requirements of the marketplace and may not achieve market acceptance.

Our future operating results will depend significantly on the market acceptance of our next-generation operations support system, or NGOSS family of products, and if these products do not achieve market acceptance, our business and financial condition may be adversely affected.

      We are in the process of developing and deploying our NGOSS family of products to support next-generation architectures and managed IP services. We have not yet fully completed any next-generation products and we cannot assure you that our NGOSS family of products will receive market acceptance. If our NGOSS family of products does not receive market acceptance, we may not be able to recover significant resources we invested in the development of these products and we may lose future revenues. As a result, our business, financial condition and results of operations may be adversely affected.

The development and roll-out of our NGOSS family of products may be difficult and costly, and we may not have enough resources to execute our strategy.

      We plan to continue devoting significant management and financial resources to developing our NGOSS family of products and to expanding our customer base by targeting potential customers for our NGOSS products in markets that we have not previously served. We will be dependent on our ability to secure enough funds, and if we will not be able to raise funds we may not be able to execute our strategy, which may leave us with low liquidity resources.

If the Internet or broadband communication services growth slows, demand for our NGOSS family of products may fall.

      The success of our NGOSS family of products will depend heavily on the continued acceptance of the Internet as a medium of commerce and communication, and the growth of broadband communication services. If use of the Internet or broadband communication services does not continue to grow or grows slower than expected, the market for software that manages communications over the Internet may not develop and our sales of our NGOSS products would be adversely affected.

High project prices and the low number of projects sold by us may result in material fluctuations in our operating results, and may also cause our stock price to vary significantly.

      Our quarterly and annual operating results have varied significantly in the past as a result of many factors, many of which are outside of our control. In particular, the high project prices and the low number of such projects sold, as well as the timing of sales, can produce significant fluctuations in our quarter-to-quarter and year-to-year financial performance. These fluctuations may increase in the future if we succeed in obtaining larger contracts for projects. The fact that a significant portion of our revenues has been, and will continue to be, derived from substantial orders placed by a few customers exaggerates these fluctuations. The timing and amount of such orders and their fulfillment have caused and will continue to cause material fluctuations in our operating results, particularly on a quarterly basis. Our stock price may also vary significantly as a result of misinterpretation by potential investors of period-to-period comparisons.

We depend on strategic relationships and our revenues may be reduced if such relationships are not successful. In addition, our future growth will depend in part on our ability to form new strategic relationships.

      We rely on strategic relationships with system integrators and hardware vendors such as IBM, Nortel, Siemens, CMGLogica, and Samsung to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

We rely on revenue from our international operations, and if we cannot overcome inherent risks, these operations will not succeed.

      Our current customers are located in more than 20 countries and we are seeking to expand into other markets. We currently derive significant revenues from business in the United States and Europe. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future.

      Our international operations and revenues are subject to a number of inherent risks, including:

      o difficulty in staffing and managing foreign operations generally, and time and costs spent on staffing and managing operations in markets from which we do not derive substantial revenue but still need to maintain a presence;

      o the impact of possible recessionary environments in certain economies;

      o changes in regulatory requirements, including a slowdown in the rate of privatization of communications service providers;

      o    difficulties in enforcing our rights in various jurisdictions;

      o reduced protection for intellectual property rights in some countries;

      o    tariffs and other trade barriers;

      o    adverse tax consequences;

      o restrictions on the conversion of currencies or the repatriation of earnings;

      o the burdens of complying with a wide variety of foreign laws and regulations; and

      o    economic and political instability.

      We may not be able to manage these risks and these risks may lead to disputes with our customers. This may have an adverse effect on our operational margins. We may not be able to sustain or increase revenues derived from our international operations.

Government regulatory policies in the communications industry may harm our business.

      Government regulatory policies have had a major impact on our ability to attract and retain customers. For example, regulatory authorities have overseen the pricing of new and existing communications services, which, in turn, has impacted our customers' abilities to make significant capital expenditures. The enactment of new laws or regulations or changes in the interpretation of existing regulations could inhibit or prevent our customers from purchasing our products.

We generally perform a substantial part of our obligations to customers before we receive payment, and in some instances, we commence our performance before we have concluded a written agreement with a customer, which forces us to finance our performance and risk nonpayment.

      We generally perform a substantial part or all of our obligations to customers before receiving payment. In some instances we commence our performance before we have concluded a written agreement with a customer. Because of this, we must finance the costs of performing under our customer agreements, and risk nonpayment. Although our customers are generally large companies, they may not pay our fees when due. Payment of our fees is generally not secured or guaranteed. Delayed payment or failure to receive payment may strain our finances.

Some of our customers may terminate their agreements with us after we have partially performed under such agreements, and in such event, we may have difficulty recovering our costs and may lose future revenues.

      In order to continue to sell our products despite the slow-down of expenditures by communications service providers, and resulting increased competition, we have often been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with minimal payments to us. Our performance often largely comprises services and customized products which we cannot recover and resell. As a result, if any of our customers terminate their agreements with us, we may have difficulty recovering our costs up to the date of any termination, despite a customer's obligation to reimburse us. In such event, we may have reduced future revenues. Further information regarding the termination of a contract with a major customer is provided elsewhere in this prospectus.

We may not be able to compete successfully in the highly competitive markets for our products.

      The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the markets for network management system, or NMS, OSS and, BSS. Our current and potential competitors include:

      o organizations' IT departments that provide NMS, OSS and BSS applications for their particular internal needs;

      o providers of NMS, OSS and BSS, such as Agilent Technologies, Cramer Systems, Granite Systems, Hewlett-Packard, Inet, Metasolv, Micromuse and Telecordia Technology;

      o communications equipment vendors, such as Ericsson and Lucent Technologies; and

      o systems integrators who provide programming services to develop customer-specific applications, such as CMGLogica, BusinessEdge, Accenture, Cap Gemini and IBM Global Services.

      Many of our current and potential competitors have significantly greater financial, technical, sales, customer support, marketing and other resources and longer operating histories than we have. Many also have greater name recognition and a larger installed base of their products and technologies. Any of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in customer requirements. They may be able to devote greater resources to the development, promotion and sale of their products and may develop products comparable or superior to ours. In addition, our competitive position may be adversely affected by the recent trend towards consolidation amongst our competitors.

      In addition, as the NMS, OSS and BSS markets develop, a number of companies with significantly greater resources than us could attempt to increase their presence in the market independently or by acquiring or forming strategic alliances with our competitors. This could result in increased competition for us.

      Increased competition could result in price reductions, reduced margins or loss of market share. If we are unable to compete successfully against current and future competitors, our revenues and profitability may be reduced.

We may compete with our customers' internal efforts to design NMS, OSS and BSS solutions.

      Some of our customers continuously evaluate whether to design and develop their own NMS, OSS and BSS solutions or purchase them from outside vendors. As a result, we may lose customers and customer opportunities.

Currency fluctuations could reduce our revenues and profitability.

      A portion of our revenues and expenses are in currencies other than U.S. dollars. Accordingly, fluctuations in exchange rates between these currencies and the U.S. dollar could reduce our revenues and profitability.

We may be unable to attract or exploit indirect sales channels that will market our products effectively.

      In the past, we have relied primarily on direct sales to customers. In the future, we expect to make increasing use of original equipment manufacturers, commonly referred to as OEMs, strategic marketing agreements, alliances with system integrators and other indirect channels for sales and support of our products. However, we may not be able to attract OEMs and strategic marketing partners that will be able to market our products effectively. The inability to recruit, or the loss of, important OEMs or strategic marketing partners could cause a reduction in our revenues and profitability.

Our future expansion may place a strain on our management personnel and resources.

      Since our inception, our operations have significantly expanded. We intend to continue to expand into new markets worldwide. Expansion places a strain on our management personnel and resources. In addition, to support our expanded operations we will have to hire additional skilled personnel. We may not be successful in expanding our operations or in hiring additional skilled personnel. Competition for qualified personnel is generally intense. Our ability to compete effectively and to manage the future expansion of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures. We may not be able to perform any of these activities successfully and this could harm our business and reduce our profitability.

Due to recent changes in our senior management, we may not be able to achieve our objectives.

      In March 2005, Menahem Tirosh resigned from his position as our Chief Executive Officer. Meir Lipshes is serving as our acting Chief Executive Officer until we employ a new Chief Executive Officer. In addition, during 2004, several other members of our senior management left the employ of the Company. The difficulties inherent in selecting a suitable Chief Executive Officer and other members of the management team, transitioning the Company under the leadership of new management, including a new Chief Executive Officer, and assimilating new management personnel into the Company's corporate culture could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

If we are unable to retain and attract management and technical personnel, we may not be able to achieve our objectives.

      The success of our business depends in large part on the continuing contributions of our management and technical personnel. If we are unable to retain several key people, this could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

      Our future success also depends on our continuing ability to attract and retain highly qualified management and technical personnel. Highly qualified technical personnel are in demand in Israel, and competition for such personnel is generally intense. If we are not able to attract and retain such personnel when and as needed, our business could be harmed.

One person beneficially owns a substantial amount of our shares and may influence our affairs.

      Shlomo Eisenberg the former chairman of our board of directors, beneficially owns 4,436,224 ordinary shares, which represents approximately 24.0% of our voting stock. As a result, he will have a significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Our former Chairman's conviction for violations under Israel's Securities Law and Penal Law may have adverse effects on our business.

      Shlomo Eisenberg, the former chairman of our board of directors and the beneficial owner of approximately 24.0% of our outstanding voting power, has been convicted and sentenced on several counts under Israel's Securities Law and Penal Law which are not related to the Company. For more details regarding this matter, please see the discussion under "Item 6A - Directors and Senior Management" in our annual report on Form 20-F for the year ended December 31, 2003. Mr. Eisenberg's appeal was rejected. As of our annual general meeting of shareholders held on December 29, 2004, Mr. Eisenberg ceased to be a member of our board of directors. The conclusion of Mr. Eisenberg's services may have adverse effects on our business.

Our proprietary technology is difficult to protect and we may lose our rights to it.

      Our success and ability to compete depend in part on our proprietary software technology. We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no registered patents.

      We are subject to a number of risks relating to intellectual property rights, including the following:

      o the measures we have taken to protect our proprietary rights may not be adequate to prevent others from misappropriating our technology or from independently developing or selling technology or products with features based on or similar to ours;

      o our customers that are given access to our intellectual property rights under rare circumstances, may infringe these rights;

      o our intellectual property rights may be challenged, invalidated, violated or circumvented and may not provide us with any competitive advantage;

      o any future litigation to protect our proprietary rights could result in substantial cost to us, even if we ultimately prevail; and

      o a determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

      If we lose any of our rights to our proprietary technology, we may not be able to continue our business. We currently rely on software that we license from third parties, and we may in the future rely on software that we intend to license from third parties. If we fail to maintain these licenses, we may experience delays or reductions in our product shipments and have difficulty continuing our business.

      We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. In the future, we may rely on additional software that we intend to license from third parties. Some of these third party software licensors are small or early-stage companies that are not as stable as larger and more established software licensors. Our third-party licensors that are larger and more established software licensors may impose on us stringent conditions to maintain our licenses and may unilaterally change the price and other terms of our licenses. These third party software licenses may not continue to be available to us on commercially reasonable terms or at all or, if available, may infringe upon the proprietary rights of other parties. Our loss of or inability to maintain our existing software licenses or obtain future licenses could result in delays or reductions in our product shipments. These delays or reductions in shipments could cause a reduction in our revenues or profitability and could harm our business.

We may not be able to develop or license an inventory management solution for incorporation into our Netrac product offering on commercially reasonable terms.

      Our Netrac service fulfillment solutions do not currently include full inventory management solution. We currently develop our inventory management solution of a project basis. In parallel, we are exploring the possibility of licensing an inventory management solution from a third party for incorporation into our Netrac product offering. If we are unable to develop an adequate inventory management solution independently and on a timely basis or license such solution on commercially reasonable terms from a third party, we may lose potential and existing customers that are seeking a comprehensive solution that includes such features. Our loss of these potential and existing customers could harm our business.

Our technology may infringe on the intellectual property rights of third parties and we may lose our rights to it.

      We rely on our proprietary software technology to compete in our markets. We are subject to a number of risks relating to intellectual property rights, including the following:

      o we expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps;

      o we may inadvertently violate the intellectual property rights of other parties and other parties may assert infringement claims against us;

      o if we violate the intellectual property rights of other parties we may be required to modify our products or intellectual property or obtain a license to permit their continued use;

      o any future litigation to defend us against allegations that we have infringed the rights of others could result in substantial cost to us, even if we ultimately prevail; and

      o determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

      If we lose any of our rights to our proprietary technology, we may not be able to continue our business.

Defects in our software products could reduce our revenues and harm our reputation.

      The development, enhancement and implementation of our complex software products involve substantial risks of product defects or failures. Despite testing by us and our customers, errors may be found in products after they are licensed to customers. This could result in:

      o    a delay in recognition or loss of revenues;

      o    loss of market share; and

      o    failure to achieve market acceptance.

      The complexities of the implementation of our products involve additional risks of performance failure and substantial delays. Because our customer base consists of a relatively limited number of users, the harm to our reputation that could result from product defects or implementation errors could be especially damaging. This could seriously harm our business.

The rights of the holders of our Series A Preferred Shares are superior to those of the holders of our ordinary shares.

      In January 2005, we issued 6,636,389 Series A Preferred Shares to investors in the private placement transaction described elsewhere in this prospectus. As of August 10, 2005, 1,457,273 of such Series A Preferred Shares had been converted into the same number of ordinary shares, and 5,179,116 of such Series A Preferred Shares remained outstanding. The preferential rights of the Series A Preferred Shares include:

      o weighted-average anti-dilution protection in the event that following the closing of the transaction we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders;

      o a preference in the event of the Company's liquidation, which could result in the holders of our ordinary shares recovering a lesser amount in the event of our liquidation than they would have received had we not issued the Series A Preferred Shares;

      o veto rights over certain material actions by the Company, which could be exercised by the holders of the Series A Preferred Shares in a manner detrimental to the interests of the holders of our ordinary shares; and

      o the right to nominate one member to our board of directors, which could result in such member voting on matters brought before our board of directors in a manner detrimental to the interests of the holders of our ordinary shares.

      In addition, the investors have rights of first offer in the event we propose to offer or sell any of our ordinary shares in one or more transactions not involving a public offering prior to the first anniversary of the date upon which the registration statement we filed in connection with the private placement is declared effective by the SEC. Finally, the investors had the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the SEC conducts a review) following the closing of the private placement transaction or if after it is declared effective sales cannot be made pursuant to the registration statement (except in certain circumstances) at a rate equal to 2% of each investor's investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement is not effective. We did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors. Therefore, in June 2005 we paid liquidated damages totaling approximately $194,000 to the investors.

A securities class action lawsuit against us could harm our business.

      A shareholder class action lawsuit was filed in September 2004 against us, Team Software Industries Ltd., and certain of our executive officers. The lawsuit alleges that material misrepresentations and omissions concerning the Company's operations and performance artificially inflated the Company's stock price, causing damages to investors. Based on our preliminary review of the complaint, we believe that the claims are without merit and intend to vigorously defend the actions. However, this purported class action is in a very preliminary stage, and we cannot predict the outcome of this dispute. In the event of an unfavorable resolution, we may be required to pay damages and other costs in excess of the amounts covered by our insurance. In addition, the defense of this action may divert the attention of some of our management from other aspects of our business. Accordingly, this action could have a materially adverse effect on our results of operations and financial condition.

We may not be successful in our ongoing lawsuit with a former major customer.

      In November 2002, we received a letter from a major customer notifying us of the termination of an agreement for the supply by us of a Manager of Managers system ("MoM"), and its intention to call the $1.6 million performance bond issued by a bank on our behalf under the agreement. We believe that the customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement. We filed an application in an English court on November 18, 2002, requesting an injunction to prevent the customer from calling the bond. On January 23, 2003, an order was issued denying our request for the injunction to continue, on a number of grounds, including that our submissions were fact-based and related to the merits of the termination and not the procedural validity of the termination or the conformity of the written notice with the requirements of the agreement. Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer's wrongful repudiation of the agreement.

      Our management believes, in light of the facts surrounding our relationship with this customer, and following consultations with legal counsel, that we have reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. We cannot currently quantify the amount of damages that we would receive if we were to succeed in a lawsuit against the customer, and we cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim. We are currently considering our options with respect to the best manner in which to pursue damages from this customer.

We do not intend to pay dividends.

      We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

      If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2004, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of the rules relating to PFIC and related tax consequences, please see the section in our annual report on Form 20-F for the year ended December 31, 2004, entitled "Taxation -- United States Federal Income Tax Considerations."

Risks Relating to Operations in Israel

Conditions in Israel could harm our results of operations.

      We are incorporated under the laws of Israel, and our principal offices are located in Israel. Accordingly, political economic and military conditions in Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence and hostilities between Israel and the Palestinians, which has strained Israel's relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel's international trade relations and may limit the geographic markets where we can sell our products. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as the result of the recent increase in hostilities.

      We do not believe that the political and security situation has had a material impact on our business to date; however, we can give no assurance that it will have no such effect in the future. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic conditions in Israel could adversely affect our operations.

The rate of inflation in Israel may negatively impact our costs if it exceeds the rate of devaluation of the NIS against the U.S. dollar.

      The majority of our revenues are denominated in U.S. dollars or are U.S. dollar-linked, but we incur a significant portion of our expenses, principally the rent for our facilities in Israel and salaries and related personnel expenses in Israel, in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected.

      To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. If we perform hedging transactions, they may not adequately protect us from the effects of inflation in Israel.

The tax benefits we currently receive require us to meet several conditions, which we may fail to satisfy.

      Our investment programs were granted the status of an approved enterprise under Israel's Law for Encouragement of Capital Investments, 1959, or the Investments Law. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. This could harm our business and our profitability.

The tax benefits we currently receive may be reduced in the future.

      The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved enterprise program and the tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of the tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

We may be required to pay stamp duty on agreements executed by it on or after June 1, 2003. This would increase the Company's taxes.

      The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel, including us, and have requested disclosure of all agreements signed by such companies since June 1, 2003, with the aim of collecting stamp duty with respect to such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could materially adversely affect our results of operations.

      In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

The government programs we currently participate in require us to meet several conditions, which we may fail to satisfy. Such grants may be terminated or reduced in the future, which would increase our costs.

      We receive grants and participate in programs sponsored by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, the Israel-United States Binational Industrial Research and Development Foundation, known as the BIRD Foundation and from the European Union. To maintain our eligibility for these programs we must continue to meet several conditions under these grant programs and the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the R&D Law, including paying royalties with respect to the grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel, or require that we share with others intellectual property rights that are the subject of such grants. If we fail to comply with these conditions in the future we might be subject to certain sanctions such that, the benefits received could be cancelled. We could also be required to refund any payment previously received under these programs. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

      In addition, these programs may not continue in the future at their current levels or at any level. From time to time, we may submit requests for new grants from the Chief Scientist. These requests might not be approved, particularly in light of the reduction in government spending in Israel. The termination or reduction of these grants would require us to divert other funds to product development and increase our other operational costs.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

      Most of our executive officers and employees in Israel are obligated to perform annual military reserve duty. They may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees because of military service. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Any disruption in our operations as the result of military service by key personnel could harm our business.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

      Service of process upon our directors and officers may be difficult to effect within the United States because some of these people reside outside the United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

      There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

      o adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

      o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

      o the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

      o the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

      o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

      o the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

Provisions of Israeli law could delay, prevent or make difficult a merger or other business combination.

      Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which could depress our share price.

Risks Related to the Market for Our Ordinary Shares

Our share price has decreased significantly and could continue to fluctuate significantly.

      The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since late 2002. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

      o fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

      o shortfalls in our operating results from levels forecast by securities analysts;

      o    announcements concerning us or our competitors;

      o the introduction of new telecommunications services and new industry standards;

      o    changes in pricing policies by us or our competitors;

      o general market conditions, and changes in market conditions in our industry;

      o the general state of the securities market (particularly the technology sector); and

      o political, economic and other developments in the State of Israel and worldwide.

Substantial future sales of our ordinary shares may depress our share price.

      If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding preferred shares, warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate.


                           FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the federal securities laws. Statements looking forward in time are included in this prospectus pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus, as well as in the documents we have incorporated by reference. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

      We urge you to consider that statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed above under "Risk Factors," elsewhere in this prospectus and in the documents we have incorporated by reference.

      Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.


                     OFFER STATISTICS AND EXPECTED TIMETABLE

      The selling shareholders identified in this prospectus may sell from time to time up to 4,408,123 ordinary shares. See "The Offer and the Listing" below. The offering shall remain open for up to ninety (90) days. We will announce the closure of the offering through a press release or other means reasonably sufficient to notify prospective purchasers.

                         CAPITALIZATION AND INDEBTEDNESS

      The following table sets forth unaudited consolidated short-term debt and capitalization, determined in accordance with accounting principles generally accepted in the United States ("GAAP"), as at June 30, 2005. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.


                                                      As of June 30,
                                                          2005
                                                        Actual
                                                   (in thousands)

Short-term debt                                         --

Long-term debt                                          --


                                                       ------
Total shareholders' equity                          $  32,341
                                                       ------
--------------------------------------------------------------------------------

                    REASONS FOR THE OFFER AND USE OF PROCEEDS

      The selling shareholders are the holders of registration rights pursuant to a Registration Rights Agreement between us and Team Software Industries Ltd. ("Team Software"), dated as of October 22, 1996 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, Team Software is entitled to demand registration of all its shares in TTI at any time after the passage of 12 months from the date of our initial public offering. In June of 2005, Team Software assigned certain of its rights under the Registration Rights Agreement to the other selling shareholders. On August 2, 2005, we received a notice of exercise of these registration rights from Arad Investment & Industrial Development Ltd., one of the assignees under the assignment agreement, delivered on behalf of itself and the other selling shareholders.

      This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the SEC, to satisfy our obligations to the selling shareholders under the Registration Rights Agreement.

      Accordingly, this prospectus covers the disposition by the selling shareholders of 4,408,123 ordinary shares specified in the aforementioned notice of exercise of registration rights.

      We will not receive any of the proceeds from the sale of our ordinary shares by the selling shareholders.

                      PRICE HISTORY OF OUR ORDINARY SHARES

      Our ordinary shares have been traded on the Nasdaq National Market under the symbol "TTIL" since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high ask and low bid prices of our ordinary shares, as reported by the Nasdaq National Market.


                                                        High         Low

                                                        -----------------

2000:

Full Year                                           $    50.75  $    14.13


2001:

Full Year                                           $    26.84  $    10.19


2002:

Full Year                                           $    34.50  $     4.11


2003:

Full Year                                           $     6.65  $     4.05

First Quarter                                             5.97        4.05

Second Quarter                                            5.80        4.40

Third Quarter                                             6.25        4.17

Fourth Quarter                                            6.65        4.56


2004:

Full Year                                           $     6.40  $     1.71

First Quarter                                             6.40        4.67

Second Quarter                                            6.19        3.11

Third Quarter                                             3.20        1.71

Fourth Quarter                                            2.63        1.82


Most Recent Six Months:

March 2005                                          $     2.58  $     1.89

April 2005                                                2.24        1.95

May 2005                                                  2.36        2.04


June 2005                                                 2.40        2.10


July 2005                                                 3.49        2.28


August 2005                                               3.47        2.90

      On September 2, 2005, the last reported sale price of our ordinary shares on the Nasdaq National Market was $2.86 per share.

SELLING SHAREHOLDERS

      This prospectus covers 4,408,123 ordinary shares held by the selling shareholders.

      The following table sets forth information about the beneficial ownership of each selling shareholder as to:

      o the number of ordinary shares that are beneficially held by the selling shareholder; and

      o the maximum number of shares that may be offered by each selling shareholder by this prospectus.

      We cannot estimate the number of ordinary shares that will be beneficially owned by the selling shareholders after completion of this offering because the selling shareholders may sell all, some or none of the ordinary shares beneficially owned by them prior to this offering, and may subsequently acquire the beneficial ownership of other shares. Our registration of these securities does not necessarily mean that the selling shareholders will dispose of any or all of the securities.

      The information provided in the table below is provided as of August 31, 2005 and is based on information provided by the selling shareholders. For purposes of calculating each person's or entity's percentage ownership of outstanding ordinary shares, there were 13,330,211 ordinary shares outstanding on August 31, 2005. Except as indicated in the footnotes below, to our knowledge, the persons named in this table have sole voting and investment power with respect to the shares beneficially owned by them.



                                                       ORDINARY SHARES
                                                       BENEFICIALLY OWNED    PERCENT OF               NUMBER OF ORDINARY

SHAREHOLDER                                                OFFERING          ORDINARY SHARES                HEREBY

    -------------------------------------------------------------------------------------------------------------------------------

   Arad Investment & Industrial Development Ltd.(1)
   3 Har Sinai St., Tel Aviv 65816, Israel                   1,270,665             9.53%                   1,270,665

   Barzeverin Corporation Ltd.(2)
   3 Har Sinai St., Tel Aviv 65816, Israel                   1,688,123            12.66%                   1,688,123

   Shlomo Eisenberg(3)
   5 Amiel Street, Bnei Brak, Israel                         594,836               4.46%                     566,735

   Tirza Eisenberg(4)
   5 Amiel Street, Bnei Brak, Israel                         188,912               1.42%                     188,912

   Team Computers and Systems Ltd. (5)
   7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512,     13,458              0.10%                      13,458
   Israel

   Team Software Industries  Ltd. (5)
   7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512,    680,230              5.10%                     680,230
   Israel



(1) Arad Investment and Development Ltd. ("Arad") owns 57.7% of Team Computers and Systems Ltd. ("Team Computers"), and Team Computers owns 100% of the issued and outstanding shares of Team Software Industries Ltd. ("Team Software"), and, therefore, Arad may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(2)   Barzeverin Corporation Ltd. is a wholly own subsidiary of Arad.

(3) Shlomo Eisenberg, directly and indirectly (through a wholly owned subsidiary), owns approximately 14.6% of Team Computers and is also a member of the controlling group of shareholders of Arad. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software. Mr. Eisenberg disclaims any such beneficial ownership.

(4)   Tirza Eisenberg is the wife of Shlomo Eisenberg.

(5) Team Computers is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange. Team Computers owns 100% of the issued and outstanding shares of Team Software. As of August 31, 2005, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer owned approximately 8.4% of Team Computers' shares. Meir Lipshes is also a director of each of Team Computers and Team Software, and therefore may be deemed to beneficially own the ordinary shares owned by Team Software. Mr. Lipshes disclaims any beneficial ownership in our ordinary shares owned by Team Software.

                              PLAN OF DISTRIBUTION

      The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or interests in ordinary shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or interests therein on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

      The selling shareholders may use any one or more of the following methods when disposing of ordinary shares or interests therein:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o    privately negotiated transactions;

      o short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

       o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

      o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

      o    a combination of any such methods of sale; and

      o    any other method permitted pursuant to applicable law.


      The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

      The selling shareholders also may transfer the shares of ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      In connection with the sale of ordinary shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The aggregate proceeds to the selling shareholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

      The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

      The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

      In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

      We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered by this prospectus.

      We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective for a period of up to ninety (90) days.

                    EXPENSES ASSOCIATED WITH THE REGISTRATION

      We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $12,000, which include the following categories of expenses:



SEC registration fee                                    $ 1,500

Printing, EDGAR and photocopying fees                  $    500

Legal fees and expenses                                 $ 6,000

Accounting fees and expenses                            $ 1,500

Transfer agent and registrar fees and expenses          $ 1,000

Miscellaneous expenses                                  $ 1,500
                                                   -------------

Total Expenses                                         $ 12,000
                                                   =============


                             VALIDITY OF SECURITIES

      The validity of the ordinary shares offered hereby will be passed upon for us by Goldfarb, Levy, Eran & Co., our Israeli counsel.

                                     EXPERTS

      The consolidated financial statements of TTI Team Telecom International Ltd. appearing in TTI Team Telecom International Ltd.'s Annual Report (Form 20-F) for the year ended December 31, 2004, have been audited by Kost, Forer, Gabbay & Kasierer, independent registered public accounting firm and a member of Ernst & Young Global, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                MATERIAL CHANGES

      Except as otherwise described herein, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and in our Reports on Form 6-K filed under the Exchange Act and incorporated by reference herein, no material changes have occurred since December 31, 2004.

                       ENFORCEABILITY OF CIVIL LIABILITIES

      Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

      We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

      o    the judgment is enforceable in the state in which it was given;

      o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

      o the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

      o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

      o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

      We have irrevocably appointed TTI Team Telecom International, Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

      If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

      We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F which are required to be filed by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

      The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). You can find additional information about us at our website, www.tti-telecom.com. The information contained on, or linked from, our website is not a part of this prospectus.

      As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:


      (a) Our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on May 24, 2005;

      (b) Our report on Form 6-K furnished to the SEC on May 9, 2005, the financial statements submitted as part of our reports on Form 6-K furnished to the SEC on May 31, 2005, June 20, 2005, July 12, 2005, August 11, 2005, and September 1, 2005, and our report on Form 6-K/A furnished to the SEC on September 7, 2005; and

      (c) The description of our ordinary shares contained in our registration statement on Form 8-A, filed with the SEC on November 15, 1996, and any amendment or report filed for the purpose of updating such description.

      In addition, all subsequent annual reports on Form 20-F and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

      As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

      We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:



TTI Team Telecom International Ltd.

7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

Tel.: (+972) 3-926-9884

Fax:  (+972) 3-926-9849

Attn.:Chief Financial Officer

      You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                            4,408,123 Ordinary Shares



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                                 Ordinary Shares


--------------------------------------------------------------------------------

                                   PROSPECTUS


--------------------------------------------------------------------------------

                               _____________, 2005

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

      Under the Companies Law, an Israeli company may not exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company permit it to do so. Our articles of association allow us to exculpate our office holders subject to the provisions of the Companies Law.

      Our articles of association further provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

      o a breach of an office holder's duty of care to us or to another person;

      o a breach of an office holder's fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

      o a financial liability imposed upon an office holder in favor of another person.

      Our articles of association also provide that we may indemnify an office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, as follows:

      o a financial obligation imposed on an office holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by a court; and

      o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to the office holder by a court, in a proceeding we instituted against him or her or which was instituted on our behalf or by another person, or in a criminal charge from which he or she was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

      Our articles of association also include provisions:

      o authorizing us to undertake in advance to indemnify an office holder, provided that the undertaking is limited to categories of events which in the opinion of our Board of Directors can be foreseen when the undertaking to indemnify is given, and to an amount set by our Board of Directors as reasonable under the circumstances; and

      o    authorizing us to retroactively indemnify an office holder.

      The Companies Law provides that a company may not enter into a contract for the insurance of its office holders nor indemnify an office holder nor exempt an officer from responsibility toward the company, for any of the following:

      o a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company's interests;

      o a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly;

      o any act or omission committed with the intent to unlawfully derive a personal profit; or

      o    any fine or penalty imposed on the office holder.

We have agreed to indemnify our office holders to the fullest extent permitted under Israeli law, but up to a maximum aggregate amount for all indemnified office holders equal to 25% of our total shareholders' equity at the time of actual indemnification. We currently maintain directors and officers liability insurance for the benefit of our office holders.

Item 9. Exhibits




Exhibit No. Description

--------------------------------------------------------------------------------

4.1 Registration Rights Agreement, between TTI and Team Software Industries Ltd., dated as of October 22, 1996(1)

4.2         Agreement of Assignment of Registration Rights Agreement(2)

4.3 Assignment of Rights by Ashrat Financial Consultants Ltd. to Shlomo Eisenberg and Tirza Eisenberg

5.1 Opinion of Goldfarb, Levy, Eran & Co., Israeli counsel for TTI Team Telecom International Ltd. as to the validity of the ordinary shares

23.1        Consent of Goldfarb, Levy, Eran & Co. (included in Exhibit 5.1)

23.2        Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young
            Global

24.1        Power of Attorney

-----------------------------------------------

(1) Previously filed as an exhibit to TTI's Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(2)      English translation from the Hebrew original.


Item 10. Undertakings

      (a) The undersigned registrant hereby undertakes:
              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                          (i) To include any prospectus required by Section
                              10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events
                    arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                          (iii) To include any material information with respect
                    to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that paragraphs (a) (1)(i) and (a) (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
            Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (4) To file a post-effective amendment to the registration statement to include any financial statements required by
                    Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering; provided, however, that this Paragraph (4) shall not apply to the extent that such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 8. Indemnification of Directors and Officers" above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, in the State of Israel, on September 6, 2005.



                               TTI TEAM TELECOM INTERNATIONAL LTD.

                               By:  /s/ Meir Lipshes
                                 --------------------


                               By:  /s/ Meir Lipshes
                                 -------------------
                               acting Chief Executive Officer

                               By: /s/ Israel (Eli) Ofer
                                 ------------------------
                               Israel (Eli) Ofer
                               Chief Financial Officer






                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Meir Lipshes and Israel (Eli) Ofer, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement, together with all schedules and exhibits thereto, and any subsequent registration statement relating to the same offering of securities as this Registration Statement on Form F-3 that are filed pursuant to the requirements of Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on, sign and file any supplement to any prospectus relating to the same offering of securities as this Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons, as of September 6, 2005, in the capacities indicated:



/s/ Meir Lipshes
----------------
Meir Lipshes
Acting Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)


/s/ Israel (Eli) Ofer
----------------------
Israel (Eli) Ofer
Chief Financial Officer
(Principal Financial and Accounting Officer)


/s/ Meir Dvir
-----------------------
Meir Dvir
Director


/s/ Ilan Toker
------------------------
Ilan Toker
Director


/s/ Lior Bregman
-----------------
Lior Bregman
Director


/s/ Rami Zivony
---------------
Rami Zivony
Director


/s/ Doron Zinger
-----------------
Doron Zinger
Director


Authorized Representative in the United States:

         TTI Team Telecom International, Inc.


         By: /s/ Yuval Rindsberger
             ----------------------
             Name: Yuval Rindsberger
             Title: Controller

39

                                                     Exhibit 4.2
[Translation from Hebrew Original]

                                    Agreement


      Entered into and executed in Petach Tikva on the __ day of June 2005

                                     Between

                 Team Computers and Systems Ltd. (the "Company")
                      of 7 Martin Gehl Street Petach Tikva

                                       and

                          Team Software Industries Ltd.
                      of 7 Martin Gehl Street Petach Tikva



                                       and
        Arad Investment & Industrial Development Ltd. ("Arad Investment")
                         of 3 Har Sinai Street Tel Aviv

                                       and

                  Ashrat Financial Consultants Ltd. ("Ashrat")
                           of 5 Amiel Street Bnei Brak


WHEREAS On October 22, 1996 a Registration Rights Agreement was signed between the Company, through Team Software Industries Ltd. ("Team Industries"), a wholly-owned subsidiary of the Company, and TTI Team Telecom International Ltd. ("TTI") (the "Registration Rights Agreement") relating to the registration for trading in the U.S. of the shares of TTI held by the Company;


AND WHEREAS the TTI shares that were distributed by the Company to its controlling shareholders, will be restricted shares under law and will not be tradeable on Nasdaq for a period of one year from the distribution, unless such shares will be registered with the SEC by way of a Registration Statement;


         IT IS AGREED, DECLARED AND STIPULATED BETWEEN THE PARTIES AS FOLLOWS:

      1. The Company hereby assigns, for no consideration, to Arad Investment (on its behalf and on behalf of Barzeverin Ltd.) and to Ashrat, subject to the approval of the general meeting of shareholders of the Company, its rights pursuant to the Registration Rights Agreement relating to the shares of TTI distributed by the Company to Arad Investment, Barzeverin Ltd. and Ashrat as part of the dividend distribution.

      2. Immediately upon receipt of the approvals specified in Section 3 below the parties will approach TTI, in order to demand the registration of all of the shares in TTI held by the parties and/or companies controlled thereby. The second possible demand registration under the Registration Rights Agreement will be executed to the extent necessary within 365 days from the date of the first demand, by a notice to be delivered to TTI by Arad Investment.

3. This Agreement is subject to receipt of the approval of the audit committee, board of directors and general meeting of shareholders of the Company.

4.       General


4.1 A waiver or extension given by any party in a specific circumstance shall not be deemed a precedent for another circumstance and no waiver or extension shall be valid unless provided in writing.

4.2 It is agreed that the terms of this Agreement reflect the agreements and stipulations among the parties and that the parties shall not be bound by any oral or written promises, publications, declarations, representations, agreements and obligations that are not incorporated in this Agreement and that were made, if any, prior to its execution. Any amendment of this Agreement must be made in writing and signed by the parties.

4.3 Any notice to be given by a party to any other party under this Agreement shall be made in writing. Any notice given by a party to any other party at the addresses written above by registered mail shall be deemed received by the other party within 96 hours of the date of delivery for sending by mail in Israel, and if delivered by hand or by facsimile - the first business day after receipt.

In witness whereof, the parties hereby execute this Agreement:



                                  /s/ Ilan Toker
/s/ Shlomo Eisenberg              /s/ Shlomo Eisenberg
Team Computers and Systems Ltd.   Arad Investment & Industrial Development Ltd.

---------------------------------------------------------- ---------------------
/s/ Shlomo Eisenberg              /s/ Shlomo Eisenberg

Team Software Industries Ltd.     Ashrat Financial Consultants Ltd.
---------------------------------------------------------- ---------------------

                                                              Exhibit 4.3


                                   ASSIGNMENT


         Ashrat Financial Consultants Ltd. (hereinafter the "Assignor"), hereby assigns to Shlomo Eisenberg and Tirza Eisenberg (together, the "Assignees"), for no consideration, all of its rights pursuant to the Agreement dated
June __, 2005, among Team Computers and Systems Ltd. ("Team"), Team Software Industries Ltd., Arad Investment and Industrial Development Ltd. and the Assignor, regarding the assignment by Team of certain rights relating to the registration of Ordinary Shares of TTI Team Telecom International Ltd., and the Assignees hereby accept the assignment of such rights, effective as of the date of signature hereof.

         IN WITNESS WHEREOF the Assignor and the Assignees have executed this instrument this 21st day of August, 2005.

Ashrat Financial Consultants Ltd.

/s/ Shlomo Eisenberg
Name: Shlomo Eisenberg
Title: ___________________


/s/ Shlomo Eisenberg
Shlomo Eisenberg


/s/ Tirza Eisenberg
Tirza Eisenberg

                                   Exhibit 5.1

                           GOLDFARB, LEVY, ERAN & CO.

                                September 7, 2005


TTI Team Telecom International Ltd.
7 Martin Gehl Street
Kiryat Aryeh, Petach Tikva
Israel

Dear Sirs:

         We refer to the Registration Statement on Form F-3 (the "Registration Statement") to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), on behalf of TTI Team Telecom International Ltd. (the "Company"), relating to a total of 4,408,123 of the Company's ordinary shares, NIS 0.50 par value per share ("Ordinary Shares").

         As counsel for the Company, we have examined such corporate records, other documents, and such questions of Israeli law as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, all necessary corporate proceedings by the Company have been duly taken to authorize the issuance of the above shares pursuant to Israeli law, and that the Ordinary Shares being registered pursuant to the Registration Statement are duly authorized, validly issued, fully paid and non-assessable.

         We hereby consent to the use of this opinion as part of the Registration Statement. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Act.

                                            Very truly yours,

                                           /s/ Goldfarb, Levy, Eran & Co.
                                           Goldfarb, Levy, Eran & Co.

                                                               Exhibit 23.2


                    Consent of Kost, Forer, Gabbay & Kasierer

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




We consent to the reference to our firm under the caption "Experts" in the Registration Statement Form F-3 and related Prospectus of TTI Team Telecom International Ltd. for the registration of 4,408,123 shares of its ordinary shares and to the incorporation by reference therein of our report dated March 30, 2005, with respect to the consolidated financial statements of TTI Team Telecom International Ltd. included in its Annual Report (Form 20-F) for the year ended December 31, 2004 filed with the Securities and Exchange Commission.









                                     /s/ Kost, Forer, Gabbay and Kasierer
       Tel-Aviv, Israel              KOST, FORER GABBAY and KASIERER
       September 5, 2005             A Member of Ernst & Young Global